
07005556

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17356

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accrued Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadhollow Road, Suite 306
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Schoenwald 631 423-7373 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph A. Don Angelo, CPA
(Name – *if individual, state last, first, middle name*)

116 Jackson Avenue (Address) Syosset (City) NY (State) 11791 (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH. D.C.
202

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David J. Schoenwald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accrued Equities, Inc., as of 12/31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

DONNA BLOUNT
NOTARY PUBLIC
SUFFOLK COUNTY, NEW YORK
MY COMMISSION EXPIRES 3/31/2011
REGISTRATION NO. 01BL6089655

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X Report on Internal Controls required under SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph A. Don Angelo
Certified Public Accountant
116 Jackson Avenue
Syosset, New York 11791
516 364 2110 Fax 516 364 1871
e-mail joseph.donangelo@verizon.net

INDEPENDENT AUDITOR'S REPORT

Accrued Equities, Inc.

We have audited the accompanying statement of financial condition of Accrued Equities, Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accrued Equities, Inc. as of December 31, 2006, and the results of their operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph A. Don Angelo

Mineola, New York
February 23, 2007

ACCRUED EQUITIES, INC.
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 30,806
Securities owned:	
Marketable, at market value	318,306
Not readily marketable, at estimated fair value	6,150
Furniture & fixtures (net of depreciation)	1,773
Accounts receivable	65,408
Prepaid insurance	1,750
Prepaid taxes	37,274
Total assets	$ 461,467

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 92,765
Taxes payable (deferred taxes $23,000)	52,000
Total liabilities	144,765
Stockholders' equity:	
Common stock, no-par value, authorized 200 shares issued 200 shares outstanding	40,696
Retained earnings	276,006
Total stockholders' equity	316,702
Total liabilities and stockholders' equity	$ 461,467

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Income
for the Year Ended December 31, 2006

Revenues:		
Commissions		$ 387,891
Trading gains and losses		32,549
Dividends		11,645
Investment advisory fees		559,513
Total revenues		991,598
Expenses:		
Regulatory fees and expenses		15,694
Other expenses:		
Consulting fees	$ 25,000	
Administration/management fees	660,000	
Advertising & Promotion	8,801	
Rent	22,949	
Postage, dues, supplies and subscriptions	25,468	
Communications	6,628	
Printing	5,132	
Miscellaneous & bank charges	1,149	
Petty cash, automobile and travel	2,250	
Internet expense	2,760	
Underwriting expense	25,000	
Distribution sevice fee	879	
Repairs	1,901	
Non-qualified pension	29,500	
Accounting and auditing	12,055	
Bond insurance expense	5,609	
Total other expenses		835,081
Total expenses		850,775
Income before income taxes		140,823
Provision for income taxes (deferred taxes $23,000)		52,000
Net income		$ 88,823

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2006

	Capital Stock Common		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances at January 1, 2006	200	$ 40,696	$ 187,183	$ 227,879
Net income	-	-	88,823	88,823
Balances at December 31, 2006	200	$ 40,696	$ 276,006	$ 316,702

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$88,823
Adjustments to reconcile net cash provided by operating activities	
(Increase) decrease in operating assets:	
Accounts receivable	(22,607)
Securities not readily marketable	0
Securities segregated under federal and other regulations	(155,628)
Prepaid income taxes	(5,789)
Increase (decrease) in operating liabilities:	
Payables to non-customers	71,568
Deferred taxes	23,000
Total Adjustments	(89,456)
Net cash provided/(used) by operating activities	(633)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of long-term investment	
Sale of long-term investments	(228)
Net cash provided by investment activities	(228)
Increase (decrease) in cash	(861)
Cash at beginning of the year	31,667
Cash at end of year	$30,806

The accompanying notes are an integral part of these financial statements.

Accrued Equities, Inc.
Notes to Financial Statements
Year Ended December 31, 2006

1. **Organization and Nature of Business:**

The Company is a Broker-Dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers (NASD).

The Company has 200 shares of no-par value common stock issued and outstanding. There is no stated value.

2. **Significant Account Policies:**

Securities:

In accordance with industry practice, short-term marketable securities are valued at market value. Securities not readily marketable are valued at fair value as determined by management.

Investment Advisory Income:

Investment advisory fees are received from a mutual fund that the Company provides advisory services for.

Distribution and Underwriters Income:

The Company receives income from a mutual fund for underwriting and distribution services to the Fund.

Income Taxes:

The Company is an accrual basis regular corporation. The Company does not recognize any deferred taxes payable or refundable.

Depreciation:

Equipment is carried at cost less accumulated depreciation. Depreciation is computed using the income tax basis method, based upon the estimated useful life and salvage value of the asset.

Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash as cash in bank(s).

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accrued Equities, Inc.
Notes to Financial Statements
Year Ended December 31, 2006
(Continued)

3. Equity:

There was no difference between net capital computation computed by the Company and the audited report.

4. Related Party Transactions:

The Company has transactions with its president, who is an attorney, and a shareholder. The Company pays its president's law firm for legal and administrative services-although not at arms length, it is considered to be fair by the Company. The balance due to the law firm at December 31, 2006 was $90,000. In addition, the Company and Mutual Fund share facilities with the law office. Disbursements for certain shared expenses, including telephone and office expenses are made on a basis, which they consider equitable, although they are not arms-length.

5. Transactions with Affiliates:

Accrued Equities, Inc. is the investment advisor, the underwriter and a distributor for a mutual fund, the New Alternatives Fund, Inc. The officers of Accrued Equities, Inc. are also officers of the New Alternatives Fund, Inc.

The Company has transactions with the president's father, who is a board member of the company. This board member provides consulting services, and is also a shareholder. The board member also received an at will Nonqualified pension which was $29,500 for the year ended December 31, 2006.

6. Market Concentrations:

The Company earns substantially all of its income from one mutual fund client.

7. Lease Commitment:

The Company entered into a lease for office space in 2006. The lease term is for three years. The minimum lease commitment is as follows:

2007	$24,725
2008	25,714
2009	26,743
	$77,182

8. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The end of the year capital ratio was .49 to 1at December 31, 2006. The Company had net capital in excess of its required net capital.

9. Income Taxes:

The Company has overpayments to its credit for Federal and New York State Corporation Income Taxes. Federal income tax expense was $19,700 for 2006. New York State corporation taxes were $9,300 for 2006. Prepaid taxes were $37,274 at December 31, 2006. The estimated deferred tax liabilities for unrealized gains was $23,000 at December 31, 2006, of which $17,000 is applicable to Federal income taxes and $6,000 to New York State Corporate taxes.

Schedule I

Accrued Equities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Net Capital		$ 316,702
Total capital and allowable subordinated borrowings		316,702
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable	$ 6,150	
Furniture, equipment, and leasehold improvements, net	1,773	
Other assets	39,024	46,947
Other deductions and/or charges		
Net capital before haircuts on securities positions (tentative net capital)		269,755
Haircut on securities		
Stocks and warrants	21,433	
Undue concentrations	-	21,433
Net capital		$ 248,322
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Other accounts payable and accrued expenses		$ 121,765
Total aggregate indebtedness		$ 121,765
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 8,117
Total		$ 8,117
Minimum dollar net capital requirement		$ 5,000
Excess net capital at 1,000 percent		$ 236,145
Ratio: Aggregate indebtedness to net capital		.49 to 1

Joseph A. Don Angelo
Certified Public Accountant
116 Jackson Avenue
Syosset, New York 111791
516 364 2110 Fax 516 364 1871
e-mail joseph.donangelo@verizon.net

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To Accrued Equities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Accrued Equities, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Accrued Equities, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or net aggregate debits) and net capital under rule 17a-3(a)(11)and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements, error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Syosset, New York
February 23, 2007

END